                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 2)

                           ENVIRODYNE INDUSTRIES, INC.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    294037205
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                           Joseph L. von Rosenberg III
        Executive Vice President, General Counsel and Corporate Secretary
                               ZAPATA CORPORATION
                         1717 St. James Place, Suite 550
                              Houston, Texas 77056
                                 (713) 940-6100
     -----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 5, 1997
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 Pages


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CUSIP No. 294037205

         (1)    Name of Reporting Person
                S.S. or I.R.S. Identification Nos. of Above Person

                Zapata Corporation
                C-74-1339132

         (2)    Check the Appropriate Box if a Member of a Group
                                                            (a)      [  ]
                                                            (b)      [x]

         (3)    SEC Use Only

         (4)    Source of Funds

                OO, WC

         (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                      [ ]

         (6)    Citizenship or Place of Organization

                Delaware

 Number of      (7)      Sole Voting Power                         5,877,304
Shares Bene-             ___________________________________________________
  ficially      (8)      Shared Voting Power                             -0-
 Owned by                ___________________________________________________
Each Report-    (9)      Sole Dispositive Power                    5,877,304
 ing Person              ___________________________________________________
   With         (10)     Shared Dispositive Power                        -0-

         (11)   Aggregate Amount Beneficially Owned by Each Reporting Person

                           5,877,304

         (12)   Check if the Aggregate Amount in Row (11) Excludes Certain
                Shares
                                                                           [ ]

         (13)   Percent of Class Represented by Amount in Row (11)
                           40.0%

         (14)   Type of Reporting Person                    CO

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INTRODUCTORY NOTE.

         This Amendment No. 2 to Schedule 13D is being filed on behalf of Zapata Corporation, a Delaware corporation ("Zapata") to update certain information set forth in the Schedule 13D of Envirodyne Industries, Inc. (the "Issuer") originally filed by Zapata on August 17, 1995, as amended by Amendment No. 1 to Schedule 13D filed on June 21, 1996.

ITEM 2.           IDENTITY AND BACKGROUND.

         Appendix A to Amendment No. 1 to Schedule 13D, containing information with respect to executive officers and directors of Zapata is hereby amended and superseded in its entirety by Appendix A hereto and is incorporated herein by reference. Each such executive officer and director is a citizen of the United States.


ITEM 4.           PURPOSE OF TRANSACTION

         Item 4 to the Schedule 13D is hereby supplemented as follows:

         By letter dated March 5, 1997, Avram A. Glazer, President and Chief Executive Officer of Zapata and a director of the Issuer, asked F. Edward Gustafson, Chairman of the Board of the Issuer, to pass on to the Issuer's nominating committee a recommendation that the nominating committee ask Craig Davis whether he would be willing to be included on the slate of nominees of the Issuer's board of directors. Zapata understands that Craig Davis is a representative of Bennett Restructuring Fund, L.P., a significant stockholder of the Issuer.

         In his March 5, 1997 letter to Mr. Gustafson, Avram A. Glazer also referred to a letter from Mr. Gustafson dated February 17, 1997 to Malcolm I. Glazer and Avram A. Glazer, in which Mr. Gustafson had asserted that Malcolm I. Glazer and Avram A. Glazer had made a "demand to nominate three new director candidates to displace three existing directors," and stated that "without a discussion of the sale of all of Envirodyne, the Board will not acquiesce to your demand." Mr. Gustafson had further advised Malcolm I. Glazer and Avram A. Glazer in his February 17, 1997 letter that the "Board is very willing to entertain" a tender offer by Zapata for the shares of Envirodyne that Zapata does not own, and that "[i]f an offer is not forthcoming, the Board will likely seek a standstill agreement if you are to be re-nominated by the Board." Avram
A. Glazer previously responded to Mr. Gustafson, by letter dated February 27, 1997, that he had not made any demand, either on behalf of Zapata or himself, and stated that "[a]ll that I asked you, not the nominating committee, to do was consider and give me your reaction to an increase by three in the number of board positions to be filled by designees of Zapata." In his March 5, 1997 letter to Mr. Gustafson, Avram A. Glazer reiterated that Mr. Gustafson's February 27, 1997 letter contains an inaccurate premise - that a "demand" for additional representation was made, and stated that "[a]s a result, we assume that you will not follow through with your threat to deprive a 40% stockholder of representation on the board." Avram A. Glazer requested that Mr. Gustafson inform Zapata immediately if this assumption is not correct.


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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


Exhibit
Number                    Document Description
------                    --------------------
 99.1           -     Letter dated February 27, 1997.
 99.2           -     Letter dated March 5, 1997.


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                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 10, 1997.

                               ZAPATA CORPORATION



                               By:   /S/ JOSEPH L. VON ROSENBERG III
                                  ---------------------------------------
                                  Name:  Joseph L. von Rosenberg III
                                  Title: Executive Vice President, General
                                            Counsel and Corporate Secretary





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                                   APPENDIX A

                                                                    Principal Occupation or
          Name and Residence or                                     Employment and Position
            Business Address                                              with Zapata
          ---------------------                                     ------------------------
Malcolm I. Glazer                                         Self-employed, private investor and owner
1482 South Ocean Boulevard                                of the Tampa Bay Buccaneers, a National
Palm Beach, Florida 33480                                 Football League franchise.  Director and
                                                          Chairman of the Board of Zapata.

Avram A. Glazer                                           Employed by Malcolm I. Glazer and a
18 Stoney Clover Lane                                     number of entities owned and controlled by
Pittsford, New York, 14534                                Malcolm I. Glazer.  Director and President
                                                          and Chief Executive Officer of Zapata.

Ronald C. Lassiter                                        Chairman and Chief Executive Officer of
Zapata Protein, Inc.                                      Zapata Protein, Inc., a subsidiary of Zapata.
1717 St. James Place, Suite 550                           Director of Zapata.
Houston, Texas 77056

Robert V. Leffler, Jr.                                    Owner of the Leffler Agency, an advertising
2607 North Charles Street                                 and marketing/public relations firm based in
Baltimore, Maryland 21218                                 Baltimore, Maryland.  Director of Zapata.

Joseph L. von Rosenberg III                               Executive Vice President, General Counsel
Zapata Corporation                                        and Corporate Secretary of Zapata.
1717 St. James Place, Suite 550
Houston, Texas 77056

Robert A. Gardiner                                        Chief Financial Officer of Zapata.
Zapata Corporation
1717 St. James Place, Suite 550
Houston, Texas 77056

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                                  EXHIBIT INDEX



Exhibit
Number                    Document Description
------                    --------------------
 99.1       -     Letter dated February 27, 1997.
 99.2       -     Letter dated March 5, 1997.


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